Mail Stop 4561

February 27, 2008

Paul M. Cofoni, President and Chief Executive Officer
CACI International Inc.
1100 North Glebe Road
Arlington, VA 22201

> **Re:** **CACI International Inc.**
> **Annual Report on Form 10-K**
> **Filed August 29, 2007**
> **File No. 001-31400**

Dear Mr. Cofoni:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

CACI INTERNATIONAL INC. 10-K FOR THE YEAR ENDED JUNE 30, 2007

Management's Discussion and Analysis of Financial Condition & Results of Operation, page 27

1. We note your reference in this section to the "Risk Factors" section of your 10-K for "additional information regarding some of the risks and uncertainties that affect [y]our business and the industry in which [you] operate." Item 303 of Regulation S-K requires registrants to include in their MD&A disclosure a description of any known trends or uncertainties that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please ensure that your disclosure addresses all known material risks and uncertainties.

Off-Balance Sheet Arrangements and Contractual Obligations, page 37

2.   It appears that you have not provided all the information required by Item 303(a)(4) of Regulation S-K. We are unclear why you have not included this disclosure. Please advise.

Officers, Directors and Executive Officers of the Registrant, page 40

3.   We note that in your 10-K you have not disclosed the identity of your Audit Committee's Financial Expert, as required by Item 407(d)(5) of Regulation S-K. If you are incorporating by reference to page 31 of your definitive proxy statement, you should not include the disclosure currently found in your 10-K. Please revise your disclosure in your 10-K to include the information required by Item 407(d)(5) of Regulation S-K, or delete your current disclosure in your 10-K and properly incorporate disclosure in this section by reference to your definitive proxy statement. Please also delete your reference to Item 401(h) of Regulation S-K, which does not exist.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance you may contact Jay E. Ingram at (202) 551-3397. If you thereafter require further assistance, you may contact me at (202) 551-3735.

                        Sincerely,

                        Barbara C. Jacobs
                        Assistant Director